UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 7)*
Palm, Inc.

(Name of Issuer)
Common Stock, par value $0.001 per share

(Title of Class of Securities)
696643105

(CUSIP Number)
Fred Anderson
Elevation Partners, L.P.
2800 Sand Hill Road, Suite 160
Menlo Park, CA 94025
(650) 687-6700

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
April 28, 2010

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a Reporting Person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	696643105

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only): Not Required. Elevation Partners, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		67,794,252*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		67,794,252

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

67,794,252

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

30.0%

14	TYPE OF REPORTING PERSONS (SEE INSTRUCTIONS)

PN
* The Reporting Person has entered into a voting agreement with respect to these shares as described under Item 4.

CUSIP No.	696643105

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only): Not Required. Elevation Associates, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		67,794,252*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		67,794,252*

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

67,794,252*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

30.0%

14	TYPE OF REPORTING PERSONS (SEE INSTRUCTIONS)

PN
* The Reporting Person disclaims beneficial ownership as described under Item 5.

CUSIP No.	696643105

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only): Not Required. Elevation Associates, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		67,794,252*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		67,794,252*

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

67,794,252*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

30.0%

14	TYPE OF REPORTING PERSONS (SEE INSTRUCTIONS)

OO
* The Reporting Person disclaims beneficial ownership as described under Item 5.

CUSIP No.	696643105

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only): Not Required. Elevation Employee Side Fund, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		23,860*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		23,860

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

23,860

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

less than 0.1%

14	TYPE OF REPORTING PERSONS (SEE INSTRUCTIONS)

OO
* The Reporting Person has entered into a voting agreement with respect to these shares as described under Item 4.

CUSIP No.	696643105

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only): Not Required. Elevation Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		23,860*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		23,860*

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

23,860*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

less than 0.1%

14	TYPE OF REPORTING PERSONS (SEE INSTRUCTIONS)

OO
* The Reporting Person disclaims beneficial ownership as described under Item 5.

CUSIP No.	696643105

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only): Not Applicable. Fred Anderson

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		67,818,112*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

67,818,112*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

67,818,112*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

30.0%

14	TYPE OF REPORTING PERSONS (SEE INSTRUCTIONS)

IN
* The Reporting Person disclaims beneficial ownership as described under Item 5.

CUSIP No.	696643105

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only): Not Applicable. Marc Bodnick

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		67,818,112*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

67,818,112*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

67,818,112*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

30.0%

14	TYPE OF REPORTING PERSONS (SEE INSTRUCTIONS)

IN
* The Reporting Person disclaims beneficial ownership as described under Item 5.

CUSIP No.	696643105

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only): Not Applicable. Paul Hewson

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Ireland

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		67,818,112*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

67,818,112*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

67,818,112*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

30.0%

14	TYPE OF REPORTING PERSONS (SEE INSTRUCTIONS)

IN
* The Reporting Person disclaims beneficial ownership as described under Item 5.

CUSIP No.	696643105

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only): Not Applicable. Roger McNamee

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		133,544**

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		67,818,112*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		133,544**

WITH	10	SHARED DISPOSITIVE POWER

67,818,112*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

67,951,656*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

30.0%

14	TYPE OF REPORTING PERSONS (SEE INSTRUCTIONS)

IN
* The Reporting Person disclaims beneficial ownership of 67,818,112 of such shares as described under Item 5.
** The Reporting Person and Ann K. McNamee hold these shares as trustees of the McNamee Trust U/T/A/D 3/27/1996.

CUSIP No.	696643105

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only): Not Applicable. Bret Pearlman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		67,818,112**

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

67,818,112*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

67,818,112*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

30.0%

14	TYPE OF REPORTING PERSONS (SEE INSTRUCTIONS)

IN
** The Reporting Person disclaims beneficial ownership as described under Item 5.

          This Amendment No. 7 supplements and amends Items 4, 5 and 7 of the statement on Schedule 13D filed on November 5, 2007 (as amended, the “Schedule 13D”), as amended by Amendment No. 1 filed on December 23, 2008, Amendment No. 2 filed on January 12, 2009, Amendment No. 3 filed on March 10, 2009, Amendment No. 4 filed on March 17, 2009, Amendment No. 5 filed on September 17, 2009 and Amendment No. 6 filed on September 22, 2009. Each Item below amends and supplements the information disclosed under the corresponding Item of the Schedule 13D. Capitalized terms used but not defined herein shall have the meanings attributed to them in the Schedule 13D.
Item 4. Purpose of Transaction
          Item 4 of the Schedule 13D is hereby amended and supplemented by inserting the following paragraphs immediately prior to the last two paragraphs of Item 4:
     Agreements with Hewlett-Packard Company
     On April 28, 2010, the Issuer, Hewlett-Packard Company (“HP”) and District Acquisition Corporation, a wholly-owned subsidiary of HP (“Merger Sub”) entered into an Agreement and Plan of Merger (the “Merger Agreement”). Pursuant to the terms and subject to the conditions set forth in the Merger Agreement, Merger Sub will merge with and into the Issuer (the “Merger”), with the Issuer continuing as the surviving corporation and becoming a wholly-owned subsidiary of HP.
     In connection with the Merger, each share of Common Stock, Series B Preferred Stock and Series C Preferred Stock (collectively, “Issuer Capital Stock”) that is outstanding at the effective time of the Merger (other than shares held in treasury by the Issuer or owned by HP, or shares held by dissenting stockholders who properly exercise appraisal rights under applicable law), will be cancelled and converted into the right to receive an amount in cash as determined in accordance with the terms of the Merger Agreement, without interest. Pursuant to the terms of the Merger Agreement, such payment on a per share basis with respect to (i) the Common Stock will be $5.70 (the “Common Merger Consideration”), (ii) the Series B Preferred Stock will be $1,010.00 (an amount equal to 101% of the Series B Regular Liquidation Preference), and (iii) the Series C Preferred Stock will be $1,753.85 (an amount equal to the Common Merger Consideration on as-converted basis). In addition, pursuant to the terms of the Merger Agreement, each share of Common Stock subject to a Warrant will be converted into the right to receive $2.45 (an amount equal to the Common Merger Consideration minus the Exercise Price). Elevation and Side Fund have agreed not to exercise any appraisal rights arising with respect to the Merger with respect to the Issuer Capital Stock held by Elevation and Side Fund.
     The consummation of the Merger is subject to the satisfaction or waiver at or prior to the effective time of the Merger of certain conditions, including, but not limited to, adoption of the Merger Agreement by the holders of (1) a majority of the outstanding shares of Common Stock, Series B Preferred Stock and Series C Preferred Stock, voting together as a single class (with Series B Preferred Stock and Series C Preferred Stock voting on an as-converted basis) and (2) a majority of the outstanding shares of Common Stock not beneficially owned by Elevation or any of Elevation’s “12b-2 Affiliates”, which term is defined pursuant to the Issuer’s certificate of incorporation as any person (other than the Issuer) that directly or indirectly through one or more intermediaries, controls, is controlled by or is under common control with, Elevation, for so long as such other person remains so associated to Elevation.
     Upon consummation of the Merger, the certificate of incorporation and bylaws of Merger Sub will be the certificate of incorporation and bylaws of the surviving corporation of the Merger (until thereafter amended in accordance with applicable law). Under the Merger Agreement, the directors of Merger Sub at the effective time of the Merger will be the directors of the surviving corporation, and the officers of the Issuer at the effective time of the Merger will be the officers of the surviving corporation, until their respective successors are duly appointed. HP will appoint each of the directors of Merger Sub.
     Concurrently with the execution of the Merger Agreement and in consideration thereof, Elevation and Side Fund entered into a voting agreement with HP whereby each of Elevation and Side Fund agreed to vote all of the shares of Issuer Capital Stock beneficially owned by such stockholder in favor of the Merger and the other transactions contemplated by the Merger Agreement (the “Voting Agreement”). HP did not pay any additional consideration to any of the Reporting Persons to induce Elevation and Side Fund to enter into the Voting Agreement. Issuer agreed to waive certain provisions of the Amended Stockholders Agreement applicable to the Reporting Persons as necessary to permit Elevation and Side Fund to enter into the Voting Agreement.
     Pursuant to the Voting Agreement, Elevation and Side Fund have agreed to vote their shares of Issuer Capital Stock: (a) to approve and adopt the Merger Agreement and approve the Merger and the other transactions contemplated by the Merger Agreement and approve any other matters necessary for the consummation of the Merger and the other transactions contemplated by the Merger Agreement, (b) against the approval of any competing acquisition proposal, (c) against any reorganization, recapitalization, liquidation or winding-up of the Issuer or any amalgamation, merger, sale of assets or other business combination between the Issuer and any other Person or any other extraordinary transaction involving the Issuer (other than the Merger), (d) against any other action the consummation of which could reasonably be expected to impede, interfere with, frustrate the purposes, or prevent or delay the consummation, of the transactions contemplated by the Merger Agreement and (e) against any change in the Issuer’s present capitalization or dividend policy and any amendment or other change to the Issuer’s certificate of incorporation or bylaws.
     Elevation and Side Fund cannot sell, transfer or otherwise dispose of the shares subject to the Voting Agreement during the term of the Voting Agreement. In addition, Elevation and Side Fund cannot grant any proxies or enter into a voting trust or other arrangement whereby the voting rights would be transferred.
     The Voting Agreement terminates upon the earlier of (i) the effectiveness of the Merger and (ii) the termination of the Merger Agreement in accordance with its terms. The Voting Agreement may also be terminated by Elevation or Side Fund in the event of an amendment, modification or waiver of the Merger Agreement made without the written consent of Elevation or Side Fund if such amendment, modification or waiver creates any additional condition to the obligations of HP and Merger Sub to consummate the Merger, changes the consideration payable in a manner adverse to such stockholder or otherwise adversely affects such stockholder (in its capacity as such) in any material respect.
     Elevation and Side Fund have also executed a Waiver and Consent as of April 28, 2010 (the “Waiver”) pursuant to which certain provisions of the Amended Stockholders Agreement, Amended Series B Certificate of Designation and the Series C Certificate of Designation are waived as necessary to permit the treatment of the Series B Preferred Stock, Series C Preferred and Warrants as provided in the Merger Agreement.
     Elevation, Side Fund and the Issuer have further agreed that effective as of (and contingent upon the occurrence of) the effective time of the Merger, the Securities Purchase Agreement will terminate in its entirety, and the Amended Stockholders Agreement, Amended Registration Rights Agreement, as amended, and the Series B Purchase Agreement shall each terminate except for certain provisions thereof relating to indemnification and certain other matters, in each case as specified in the Waiver.
     The description of the terms and conditions of the Merger Agreement, Voting Agreement and Waiver set forth herein does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement attached hereto as Exhibit 23, the Voting Agreement attached hereto as Exhibit 24, and the Waiver attached hereto as Exhibit 25, each of which is incorporated herein by reference.
Item 5. Interest in Securities of the Issuer
          Item 5 of the Schedule 13D is hereby amended and supplemented by deleting the first four paragraphs and replacing them with the following:
     (a), (b) The following disclosure assumes that there are 168,755,045 shares of Common Stock outstanding as of March 26, 2010, which figure is based on the Issuer’s Quarterly Report filed on April 2, 2010.
     Pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Elevation may be deemed to beneficially own 67,794,252 shares of Common Stock, including 57,477,552 shares of Common Stock that are subject to issuance upon exercise of the Warrants and conversion of the Series B Preferred Stock and the Series C Preferred Stock, constituting approximately 30.0% of the Common Stock outstanding upon such exercise and conversion.
     Pursuant to Rule 13d-3 under the Exchange Act, Side Fund may be deemed to beneficially own 23,860 shares of Common Stock, including 20,048 shares of Common Stock that are subject to issuance upon exercise of the Warrants and conversion of the Series B Preferred Stock and the Series C Preferred Stock, which would constitute less than 0.1% of the Common Stock outstanding upon such exercise and conversion.
     Pursuant to Rule 13d-3 under the Exchange Act, Mr. McNamee may be deemed to beneficially own 133,544 shares of Common Stock, which are beneficially owned through a trust, which would constitute less than 0.1% of the Common Stock outstanding.

Item 7. Material to Be Filed as Exhibits
          Item 7 of the Schedule 13D is hereby amended and supplemented by adding additional exhibits as follows:
23.	Agreement and Plan of Merger, dated April 28, 2010, among the Issuer, Parent and Merger Sub (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the Securities Exchange Commission on April 29, 2010).

24.	Voting Agreement, dated April 28, 2010, among Parent, Elevation and Side Fund, and for the limited purposes set forth therein, Issuer (incorporated by reference to Exhibit 2.2 to the Issuer’s Current Report on Form 8-K filed with the Securities Exchange Commission on April 29, 2010).

25.	Waiver and Consent of the Series B and Series C Convertible Preferred Stock, dated April 28, 2010 (filed herewith).

Signatures
          After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Date: April 29, 2010

ELEVATION PARTNERS, L.P.

By:	Elevation Associates, L.P., as General Partner

By:	Elevation Associates, LLC, as General Partner

By:	* Name: Fred Anderson Title: Manager

ELEVATION ASSOCIATES, L.P.

By:	Elevation Associates, LLC, as General Partner

By:	* Name: Fred Anderson Title: Manager

ELEVATION ASSOCIATES, LLC

By:	* Name: Fred Anderson Title: Manager

ELEVATION EMPLOYEE SIDE FUND, LLC

By:	Elevation Management, LLC, as Managing Member

By:	* Name: Fred Anderson Title: Manager

ELEVATION MANAGEMENT, LLC

By:	* Name: Fred Anderson Title: Manager

*

Fred Anderson

*

Marc Bodnick

*

Paul Hewson

*

Roger McNamee

*

Bret Pearlman

* /s/ Tracy Hogan

Attorney-in-fact for Reporting Persons pursuant to Power of Attorney